UNITED STA
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	06 October 2023 - Director/PDMR Shareholding

99.1
HALEON PLC
("Haleon" or "the Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

6 October 2023: Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Persons Closely Associated with them.

On 6 October 2023, Haleon plc (the "Company") received notification of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tobias Hestler
2	Reason for the notification
a)	Position/status	Chief Financial Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.41990	5
d)	Aggregated information	N/A
- Aggregated volume
- Price
e)	Date of the transaction	5 October 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bart Derde
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each
	Identification code	GB00BMX86B70
b)	Nature of the transaction	Acquisition of Shares ("dividend shares") as a result of dividend reinvestment under the Company's Share Reward Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.434	4
d)	Aggregated information	N/A
- Aggregated volume
- Price
e)	Date of the transaction	5 October 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jooyong Lee
2	Reason for the notification
a)	Position/status	Head of Strategy and Office of CEO - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each
	Identification code	GB00BMX86B70
b)	Nature of the transaction	Acquisition of Shares ("dividend shares") as a result of dividend reinvestment under the Company's Share Reward Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.434	4
d)	Aggregated information	N/A
- Aggregated volume
- Price
e)	Date of the transaction	5 October 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bjarne Tellmann
2	Reason for the notification
a)	Position/status	General Counsel - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each
	Identification code	GB00BMX86B70
b)	Nature of the transaction	Acquisition of Shares ("dividend shares") as a result of dividend reinvestment under the Company's Share Reward Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s) ..
		£3.434	2
d)	Aggregated information	N/A
- Aggregated volume
- Price
e)	Date of the transaction	5 October 2023
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: October 06, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary